Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
May 11, 2007
Information Meetings
Thanks to all the managers who attended the Information Meetings with National City executives on May 9 in Chicago and May 10 in Milwaukee. The meetings provided information about National City and the merger process. The presentations by Dave Daberko, Peter Raskind, Shelley Seifert and Jon Gorney gave an overview of the National City culture, and there was ample time for questions.
If you still have questions about National City or the merger, you can email them to CorpComm@NationalCity.com or record them on the voicemail box at 866-405-0847.
Integration Process: Key Events of the Merger
The following are the key events of the merger, as outlined at the Information Meeting. You’ll learn more about these events and expected timelines as we go through the integration process.
Fed Approval: This is the approval by the Federal Reserve that is required for the merger to proceed.
MAF Bancorp, Inc. Shareholder Approval: Shareholders of MAF Bancorp, Inc. will vote on the merger between MAB Bancorp and National City Corporation.
Transaction Close: This is the date that MidAmerica Bank officially is owned by National City Corporation. For this to occur, the merger needs regulatory and shareholder approvals. Currently the timeline for this event to occur is in the fourth quarter of 2007.
HR / Payroll / Conversion: This is the date that the MidAmerica payroll and other HR systems convert to the National City systems. For this to occur, the transaction will need to have closed. Currently the target timeframe for this event to occur is at year-end 2007. In addition the conversion to National City benefits programs currently is scheduled for January 2008.
MidAmerica Bank Transition News
May 11, 2007

Systems Conversion: This is the date that the core and financial systems convert to the National City systems, and the signage and name change to National City. For this to occur, the transaction will need to have closed. The timeline for this event is under discussion but is expected to be near year-end 2007 or early 2008.
Special Sales Incentives
At the Information Meetings, a plan to enhance MidAmerica sales incentive plans for a transition period of time was announced. Details will be announced in the next two weeks. Our goal is to encourage continued focus on MidAmerica sales goals and retention of our customer base during the time of transition.
Severance Benefits / Displacements
When will employees learn which positions will be eliminated?
Employees whose positions will be eliminated after the transaction close will be notified by the end of July. They will be given at least 60 days notice of their last day of employment. In nearly all cases, employees will not be displaced prior to the date of the systems conversion.
What support will be available for employees whose positions may be eliminated?
MidAmerica Bank and National City are committed to helping employees through the transition process in a caring and compassionate manner. Each displaced employee will meet individually with a representative from Human Resources and a representative from Challenger, Gray & Christmas, one of the leading outplacement providers in the world. One of the top priorities of these meetings is to begin the process of building an Employee Profile for the purpose of sharing MidAmerica’s employees’ work experience with National City managers. At any given time, National City has approximately 1,200-1,500 open positions across the company. Employees whose positions are eliminated will be encouraged to post for open positions.
What benefits are offered to employees who are displaced as a result of the merger?
Those employees who are not placed in other jobs will be given severance benefits, a retention bonus and outplacement assistance.
The severance benefits include severance allowance and medical benefits throughout the severance period based on the schedule shown below. In addition, during the period in which an employee is receiving severance pay, he or she will continue to have medical and dental coverage on the same basis as is provided to other MidAmerica employees who are not displaced, including dependent coverage, and be eligible for COBRA continuation coverage at the end of this period.
Severance Allowance
An employee’s severance allowance is determined by base pay and length of service (number of full years employed, starting from most-recent hire date), according to the following schedule. Displaced employees with titles of vice president or higher receive a minimum of 26 weeks’ pay.
MidAmerica Bank Transition News
May 11, 2007

Length of Service (years)	Number of Weeks of Base Pay You Receive
0 - 3	10
4 - 6	12
7	14
8	16
9	18
10	20
11	22
12	24
13 - 19	26
20 - 24	28
25 +	30

How is base weekly pay determined?
The base weekly pay for salaried employees is determined by dividing the employee’s base annual salary by 52. For hourly employees, base weekly pay is equal to the average weekly hours worked during the 52 weeks prior to the displacement date multiplied by the employee’s hourly rate. For employees whose compensation is primarily commission-based, the determination is based on the average weekly commissions received during the 52-week period preceding the last day worked, with certain minimum and maximum criteria built into the plan.
What are the eligibility criteria for severance allowance?
If an employee’s employment is terminated for employer-initiated reasons within one year of the transaction close other than for misconduct or unsatisfactory performance below acceptable standards, or due to a reduction in force, the employee is eligible for severance allowance. Employees who are receiving disability benefits from the company or who are on a leave of absence are not eligible for severance benefits.
If an employee is offered a position with National City after he/she is displaced, will the employee be eligible for severance benefits?
Employees will not be eligible for severance benefits if they are offered a position that is comparable to their current position. A comparable position must:
1.	Provide comparable compensation at the same status (full-time or part-time).

2.	Be located within 20 miles of the employee’s current work location.
Will displaced employees receive severance allowance if they go to work immediately after their jobs are eliminated?
The purpose of severance pay is to help one transition from one opportunity to the next. The MidAmerica Severance Plan provides the resources to do exactly that. We want employees to find the best possible positions; however, we will not pay employees as much severance pay if they choose to go to a competitor. Therefore, displaced employees will forfeit unpaid severance pay for amounts in excess of 12 weeks if the employee begins “participating” in any way in any business that competes with National City’s business. “Participating” means acting as an employee, or an owner or an agent, for any business that competes with National City’s business or owning (or having a spouse own) directly or indirectly, more than 5% of the outstanding equity of any entity that competes with National City’s business.
“National City’s business” means all corporate, retail, trust and other services that are provided by National City to its banking, fiduciary, investment and brokerage customers.
If an employee accepts a position with a competitor prior to the end of his/her severance period, the balance of the severance pay that is not forfeited will be paid in a lump sum.
What is the retention bonus?
Any individual who is employed by MidAmerica at the time of the transaction close who is displaced during the first year will receive a 12-week retention bonus as long as he or she does not voluntarily terminate employment prior to the employee’s displacement date established by National City. This bonus is in addition to severance pay and is paid out in a lump sum within two pay periods of one’s last day worked if the employee works through his/her pre-determined displacement date.
MidAmerica Bank Transition News
May 11, 2007

If a displaced employee accepts a different position within National City or MidAmerica Bank and meets the criteria of his/her retention bonus, will the employee receive the retention bonus?
Yes, if the employee stays in the position that is eliminated until the official displacement date, then moves to a new position within National City or MidAmerica Bank, the employee will receive the retention bonus in a lump sum within two pay periods of the employee’s scheduled displacement date.
What will displaced employees receive if they do not stay until their displacement dates?
Employees will forfeit their severance allowance, retention bonus and outplacement service if they leave prior to their displacement dates.
What’s on Your Mind?
We’ve already received many questions on the “What’s on Your Mind?” email and voicemail boxes, which we’ve begun to answer below. We’ll continue to answer them as we have more information. As a reminder, you can submit your questions by calling 866-405-0847 or emailing them to corpcomm@nationalcity.com.
I have a lot of experience in the industry, and have heard a lot of good positive things about National City. I am hoping to stay in my position but I would also consider other positions if available. I was wondering if I can send my resume to the National City HR department?
We’re glad you’re interested in continuing your employment with National City going forward. National City will begin to accept MidAmerica Bank employment applications immediately after Fed approval. More information about the employment process will be shared as we move through the integration process. However, in the meantime, you can view open National City positions via www.NationalCity.com/careers.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K-A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
MidAmerica Bank Transition News
May 11, 2007

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
May 11, 2007